Neptune Technologies & Bioressources

Note to be Incorporated into the 2006 Canadian Financial Statements

 Summary of Significant Differences Between Generally Accepted

Accounting Principles in Canada and the United States

Note #24:

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differs in some respects from those accounting principles generally accepted in the United States (U.S. GAAP).  The following summarized the required adjustments in order to present these consolidated financial statements in accordance with U.S. GAAP.

    2006

      2005

Consolidated statements of operations

Net Loss – Canadian GAAP

$ (888,150)

$ (1,767,586)

Stock compensation expense (1)

80,943

Amortization of other assets (2)

409,197

409,199

Convertible debt conversion (3)

(400,000)

Net Loss* – U. S. GAAP

$ (878,953)

$ (1,277,444)

* - Since the Company is not recording income tax benefits due to its cumulative loss position, there is no tax effect reflected for any of the operating reconciling items.

Weighted average shares outstanding

30,790,786

25,453,068

Loss per common share-diluted and non-diluted (rounded)

$ (0.029)

$ (0.05)

        2006

       2005

Canadian

U.S.

Canadian

U.S.

Consolidated balance sheets

GAAP

GAAP

GAAP

GAAP

Other assets (2)

135,009

135,009

588,118

178,921

Capital stock & warrants  (3)(4)

17,002,009

15,654,523

 10,996,829

9,687,427

Additional paid in capital  (1)

-

1,106,244

-

210,106

Contributed surplus(1)

1,172,116

345,387

Deficit (1)(2) (3) (4)

(15,237,262)

(13,823,904)

(13,982,437)

(12,946,951)

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

   2006

                     2005

Shareholders’equity (deficiency) - Canadian GAAP

$ 2,936,863

 $ (2,640,221)

(409,197)

Shareholders’equity (deficiency) – US GAAP

$ 2,936,863

 $ (3,049,418)

There is no impact on total equity in Canadian GAAP, as reconciled to U.S. GAAP as of May 31, 2006, due to the nature of the reconciling operating statement items, which resulted in offsetting differences between equity accounts.

Notes to US GAAP Financial Statements

1.

Stock Based Compensation

Under Canadian GAAP, effective June 1, 2002, the Company adopted prospectively the fair value based method of accounting for employee stock options granted as required under the Canadian Institute of Chartered Accountants Handbook, Section 3870, “Stock-based Compensation and Other Stock-based Payments”. The Company records stock compensation expense in the consolidated statement of operations, based on allocating the estimated fair value of the stock options granted over their vesting period, with the offset to contributed surplus.

Under U.S. GAAP, effective June 1, 2005 the Company adopted Statement of Financial Accounting Standards (”SFAS”) No. 123 (R) “Shared-Based Payment” as interpreted by SEC Staff Accounting Bulletin No. 107. SFAS 123 (R) requires the Company to recognize in the consolidated statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Pursuant to the provisions of SFAS 123(R), the Company applied the modified prospective transition method such that SFAS 123 (R) will apply to new awards, to the unvested portion of existing awards and to awards modified, repurchased or cancelled after the effective date.

During fiscal 2006, under U.S. GAAP, the Company recorded stock compensation expense in the consolidated statement of operations on a straight line basis over the requisite service period, which is generally the vesting period, with the offset to additional paid-in capital. Because the Company has elected to use the modified prospective transition method, results for prior periods have not been restated. The adoption of SFAS 123(R) has aligned the Company’s reporting for share-based payments, from that point forward, with Canadian GAAP, resulting in the elimination of a U.S. to Canadian GAAP reconciliation.

For the fiscal 2005 year, under U.S. GAAP, the Company measured compensation expense using the intrinsic value based method of accounting for stock options, in accordance with Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123. Under this method, compensation was the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an option recipient must pay to acquire the stock. Accordingly, the Company initially recorded no share-based employee compensation expense, as all options granted had exercise prices equal to the fair market value of the common stock on the date of grant. However, during fiscal 2005, the company re-priced all of its outstanding employee and non-employee options, in accordance with FIN 44 and SFAS No. 123. As a result of the adoption of the modified prospective transition method and the re-pricing of the employee stock options, the Company’s stock compensation expense, net loss, and additional paid-in capital as of and for the year ended May 31, 2005, under U.S. GAAP, was $80,943 less than they would have been under Canadian GAAP.

2.

Other Assets-Start Up Costs

Under Canadian GAAP the Company capitalized certain start up costs incurred between 2002 and 2003 and has recorded these deferred charges at cost as a component of Other Assets, providing amortization on a straight-line basis over five years.  Under Canadian GAAP, Start Up Costs recorded in the Consolidated Balance Sheets are $0 and $409,197 at May 31, 2006 and 2005, respectively. For US GAAP these costs are to be expensed as incurred.

For purposes of reconciling from Canadian GAAP to U.S. GAAP, the Company eliminated the Start Up Costs from the balance sheet at May 31, 2005 along with the reversal of the amortization expenses for the 2005 and 2006 years. Reconciling adjustments for the reversal of the amortization expenses to the U.S. GAAP Net Loss and Shareholders Equity (Deficiency) for the year ended May 31, 2006 and 2005 were $409,197 and $409,199, respectively. For US GAAP, the elimination of the Start Up Cost asset at May 31, 2005 was offset against the accumulated deficit. Consequently, since the Start-Up costs had been fully amortized for Canadian GAAP at May 31, 2006, there is no net impact of this reconciling item on the Company’s accumulated deficit.

3.

Convertible Debt and Related Party Transaction

On January 20, 2006 the Company re-negotiated the terms of two convertible debentures with a related party shareholder not under common control (as defined under U.S. GAAP). These debentures had a par value of $3,457,122, and were converted to common stock at the fair market value of the stock, and as more fully described in Note 17. For Canadian GAAP purposes, this transaction resulted in the Company recording a $400,000 gain for the forgiveness of convertible debt, with the Company also agreeing to find a buyer for the shares that were converted in the exchange for a $1,000,000 cash payment from the related party shareholder to the Company. The transaction resulted in an aggregate gain of $1,400,000 in the consolidated statement of earnings in the Canadian GAAP financial statements. In addition, the related party paid the Company’s managers a fee in stock of the Company valued at $282,000 with the offset being recorded as a capital transaction and recorded in Contributed Surplus for Canadian GAAP.

For U.S.GAAP, the forgiveness of debt with a related party not under common control is treated as a capital transaction; accordingly, the $400,000 gain has been eliminated from the statement of operations for Fiscal 2006, with the corresponding amount reclassified from accumulated deficit to additional paid-in capital. The treatment of the $282,000 related party payment of the managers’ fee was consistent with U.S. GAAP, and did not result in an operating statement reconciling item.  The $1,000,000 payment to the Company in exchange for finding a buyer for the converted shares is a gain recorded in the statements of earnings from a related-party transaction in which the Company performed services for the related party.

4.

Share Issuance Costs

The Company has accounted for share issuance costs incurred for the issuance of equity since 2002 as an increase in the deficit for Canadian GAAP.  For U.S. GAAP, share issuance costs, when incurred to issue shares classified as equity, are treated as a reduction of the proceeds received. For U.S. GAAP reconciliation purposes, the Company has reclassified share issuance costs with a corresponding reduction of the deficit and a reduction in paid-in capital for the 2006 and 2005 fiscal periods by $368,675 (cumulatively, $1,678,077) and $1,309,402, respectively. This reclassification has not resulted in a net change to the total balance of shareholder’s equity (deficiency) for 2006 or 2005.

5.

Statement of Consolidated Cash Flows

There are no significant differences in the cash provided by (used in) the Company’s operating and investing or financing activities resulting from the U.S. GAAP changes made in these financial statements. However, for U.S. GAAP the financing activities for 2005 would have decreased by $46,640 for the bank loan and the 2005 cash and cash equivalent, beginning of year would have increased by $46,640.

3